<u>Mail Stop 3561</u>

May 13, 2009

Mr. Francis P. Jenkins, Jr.
Chairman of the Board
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

        RE: Shermen WSC Acquisition Corp.
                Revised Preliminary Proxy Material
                Filed May 11, 2009
                File No. 0-52642

Dear Mr. Jenkins:

    We have completed our review of your filing and have no further comments at this time.

                Sincerely,

                John Reynolds,
                Assistant Director